Pyxis Tankers Inc.

59 K. Karamanli Street,

15125 Maroussi

Greece

VIA EDGAR

March 28, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Pyxis Tankers Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form F-3 (File No. 333-256167)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Pyxis Tankers Inc., a company organized and existing under the laws of the Republic of the Marshall Islands (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-3 (File No. 333-256167), together with all exhibits thereto, which was initially filed with the Commission on May 14, 2021 and declared effective on May 25, 2021 (the “Registration Statement”). The Company is withdrawing the Registration Statement, and an aggregate of 308,487 Series A Convertible Preferred Shares under the Registration Statement have been sold.

The Registration Statement is being withdrawn because the Registration Statement is expiring in May of 2024 and the Company intends to file a new registration statement on Form F-3 at a later date.

Accordingly, pursuant to Rule 477, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. If you have any questions regarding this application, please contact the Company’s outside legal counsel, Keith J. Billotti of Seward & Kissel LLP, by telephone at (212) 574-1274 or by email at billotti@sewkis.com.

Sincerely,

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer